February 15, 2013

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  William H. Thompson
                    Accounting Branch Chief

Re:           Soupman, Inc. (the “Company”)
 Form 10-K for Fiscal Year Ended August 31, 2012
 Filed December 14, 2012
 Form 10-Q for Fiscal Quarter Ended November 30, 2012
 File No. 0-53943

Dear Mr. Thompson:

As requested by the Staff in our conversation yesterday, the Company is, by this letter, requesting additional time to respond to the comments set forth in the Commission’s letter, dated February 4, 2013 (the “Letter”).  A number of the issues raised in the Letter require ascertaining relatively involved information from several of our prior auditors, and as such, the additional time is necessary.

As discussed with the staff, the Company will file its response on or prior to March 5, 2013.

Thank you.

Sincerely, /s/ Robert N. Bertrand Robert N. Bertrand President & CFO

cc:     Yolanda Guobadia

1110 South Avenue – Staten Island, NY 10314 - Telephone: (212) 768-SOUP   Fax: (212) 768-7055